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SEC 1746(2-98)
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                            UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
                        WASHINGTON, DC 20549             OMB Number: 3235-0145
                                                       Expires: October 31, 2002
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                                                       hours per response..14.90
                           SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*

                           PacifiCare Health Systems
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  695110-10-6
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                                 (CUSIP Number)

 Mary Odell, President, UniHealth Foundation; 5959 Topanga Canyon Blvd., #390,
                     Woodland Hills, CA 91567; 818-888-4090
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 30, 2000
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                       13D
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CUSIP No. 695-110-10-6                                         PAGE 2 OF 5 PAGES
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   1  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      UniHealth Foundation 95-5004033
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
      N/A                                                              (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

      Not applicable.
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   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [ ]

      Not applicable.
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CA
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                      7   SOLE VOTING POWER

     NUMBER OF            5,444,500
      SHARES          ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING        ----------------------------------------------------------
      PERSON          9   SOLE DISPOSITIVE POWER
       WITH
                          5,444,500
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER


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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100%
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  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

                                                                           [ ]
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
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  14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
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                                       13D
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CUSIP No. 695-110-10-6                                         PAGE 3 OF 5 PAGES
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                              UniHealth Foundation
                                  (95-5004033)
                       Schedule 13-D; September 19, 2000

Item # 1 -- Security and Issuer

The title of the class of the equity securities to which this statement relates is common stock ($.01 par value) of PacifiCare Health Systems, Inc.

PacifiCare's principal offices are at 3120 West Lake Center Drive, Santa Ana, CA 92704.

Item #2 -- Identity and Background

The corporation filing this statement is UniHealth Foundation, a California non-profit public benefit corporation. UniHealth Foundation is a private grantmaking organization whose mission is to support and facilitate activities that significantly impact the health and well being of individuals and communities within its service area. UniHealth Foundation's principal business and office address is 5959 Topanga Canyon Boulevard #390, Woodland Hills, CA 91367.

(d) During the last five years UniHealth Foundation has not been convicted in a criminal proceeding.

(e) During the last five years UniHealth Foundation has not been a party to a civil proceeding.

Item #3 -- Source and amount of funds or other consideration

Not applicable

Item #4 -- Purpose of transaction.

UniHealth Foundation sold 750,000 shares of common stock to PacifiCare Health Systems, Inc. pursuant to Section 4.4(b)(i) of the Stock Purchase Agreement dated May 4, 1999. The purpose of the sale was to provide additional liquidity to UniHealth Foundation and to further diversify its assets.

(b) - (j) Not applicable.

Item #5 -- Interest in Securities of the Issuer.

(a) Prior to this transaction UniHealth Foundation directly owned 6,194,500 shares of PacifiCare common stock or 17% of the outstanding shares as of December 31, 1999. Subsequent to this transaction, UniHealth Foundation owns 5,444,500 shares of PacifiCare common stock or 15.6% of the outstanding shares.






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                                       13D
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CUSIP No. 695-110-10-6                                         PAGE 4 OF 5 PAGES
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(b) UniHealth Foundation has the sole power to direct the vote of all shares it owns.

(c) None.

(d) No other person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of securities described in (a) above.

(e) Not applicable.

Item #6 -- Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

UniHealth Foundation and PacifiCare entered into a Stock Purchase Agreement dated May 4, 1999 (the "Stock Purchase Agreement") providing for the repurchase by PacifiCare of up to an aggregate of 5,909,500 shares of common stock of PacifiCare held by UniHealth Foundation (the "UniHealth Shares") on terms and conditions set forth therein. PacifiCare paid UniHealth Foundation a $60 million up front premium for UniHealth Foundation's agreement to (1) vote its 40% block of A shares to create a new, single voting class of stock, (2) to sell its stock to PacifiCare, and (3) to agree to the standstill, confidentiality and other provisions of the stock purchase agreement. PacifiCare agreed to repurchase the UniHealth Shares in the following seven installments:

          August 15, 1999          1,000,000 shares         (passed)
          November 5, 1999         1,000,000 shares         (passed)
          February 15, 2000          750,000 shares         (passed)
          May 15, 2000               750,000 shares         (passed)
          August 15, 2000            750,000 shares         (exercised)
          November 15, 2000          750,000 shares
          February 15, 2000        balance shares (909,500)

The price to be paid will be calculated using the average trading price of the stock during the 30 days prior to the repurchase date. UniHealth Foundation is not obligated to sell if the average price is below $70.00 for the first tranche and $75.00 for subsequent tranches. PacifiCare is not obligated to buy if the average price is greater than $120.00. PacifiCare will agree to register any waived or withheld shares after February 15, 2001.

Item #7 -- Material to be filed as exhibits.

     99.1 Stock Purchase Agreement




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                                       13D
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CUSIP No. 695-110-10-6                                         PAGE 5 OF 5 PAGES
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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date:        9/21/00
                          ---------------------
                    By:      /s/ MARY ODELL
                          ---------------------
                          Mary Odell, President




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                                 EXHIBIT INDEX



      99.1 Stock Purchase Agreement